UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Love International Group, Inc.
(Name of Issuer)

Common Stock, par value US$0.0001 per share

(Title of Class of Securities)

54714U107

(CUSIP Number)

Yong Qiang Yang

Room 161, 2nd Floor, No. 12 Building, 1154 Kangqiao Road

Pu Dong New District, Shanghai China

+86 021 23563330

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54714U107	13D	Page 2 of 6 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leseng Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 390,866,652 Common Stock
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 390,866,652 Common Stock
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,866,652 Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.1%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 54714U107	13D	Page 3 of 6 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yong Qiang Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 473,366,652 Common Stock
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 473,366,652 Common Stock
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,366,652 Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 54714U107	13D	Page 4 of 6 pages

Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates are common stock, par value US$0.0001 per share, of Love International Group, Inc., a Nevada corporation (the “Issuer” and, such class of shares, the “Common Stock”). The address of the principal executive offices of the Issuer is Room 161, 2nd Floor, No. 12 Building, 1154 Kangqiao Road, Pu Dong New District, Shanghai 201315, People’s Republic of China.

Item 2. Identity and Background.

This Schedule 13D constitutes an initial Schedule 13D filing on behalf of Leseng Holdings Limited, a company organized under the laws of the British Virgin Islands (“Leseng”), and the amendment of prior Schedule 13D filing on behalf of Yong Qiang Yang (together with Leseng, the “Reporting Persons”), with respect to Common Stock. This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) under the Exchange Act. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

The business address of the Reporting Persons is Room 161, 2nd Floor, No. 12 Building, 1154 Kangqiao Road, Pu Dong New District, Shanghai China.

Leseng is holding company wholly owned by Yong Qiang Yang to hold shares of the Issuer.

Yong Qiang Yang is the sole executive officer and sole member of the board of directors of Leseng. The principal occupation of Yong Qiang Yang is to serve as officers of the Issuer and its subsidiaries and consolidated affiliated entities. The business address of Yong Qiang Yang is Room 161, 2nd Floor, No. 12 Building, 1154 Kangqiao Road, Pu Dong New District, Shanghai China.

During the last five years, none of the Reporting Persons (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

On February 11, 2019, pursuant to a share exchange agreement, or the Share Exchange Agreement, Leseng transferred 165,000 shares of the capital stock of Lovego Holdings Limited to the Issuer, in exchange for 390,866,652 newly issued shares of the Issuer’s common stock, par value $.0001 per share, that constituted approximately 39.1% of the Issuer’s issued and outstanding capital stock on a fully-diluted basis as of now and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement.

The description of the Share Exchange Agreement contained herein is qualified in its entirety by reference to Exhibit 99.2 hereto, which exhibit is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuous basis. Depending upon various factors, including but not limited to the Reporting Persons’ and the Issuer’s businesses, prospects and financial conditions and other developments concerning the Reporting Persons and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to their investment decisions, and, subject to the compliance with applicable laws, rules and regulations and the Issuer’s Articles of Incorporation and Bylaws, as each may be amended from time to time, the Reporting Persons may in the future take actions with respect to their investments in the Issuer as they deem appropriate, including changing their current intentions or increasing or decreasing their investments in the Issuer, with respect to any or all matters required to be disclosed in this Schedule 13D.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and reserve the right to develop such plans or proposals.

CUSIP No. 54714U107	13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

(c) On February 11, 2019, the Reporting Persons and the Issuer consummated the closing of the transactions contemplated by the Share Exchange Agreement. The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 5. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description
99.1	Joint Filing Agreement by the between Yong Qiang Yang and Leseng Holdings Limited, dated April 2, 2019
99.2

Share Exchange Agreement among Love International Group, Inc., Lovego Holdings Limited, Lovego Hong Kong Limited, Shanghai Lepan Business Information Consulting Co., Ltd., Shenzhen Qianhai Lefu E-commerce Co., Ltd., Shanghai Lefu E-commerce Co., Leseng Holdings Limited and Lejoy Holdings Limited, dated February 11, 2019 ((incorporated by reference to Exhibit 2.1 of Love International Group, Inc.’s Form 8-K filed with the Securities and Exchange Commission on February 12, 2019)

CUSIP No. 54714U107	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

LESENG HOLDINGS LIMITED

/s/ Yong Qiang Yang
Yong Qiang Yang
Title: Director

/s/ Yong Qiang Yang
Yong Qiang Yang